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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2008_____AND ENDING_____DECEMBER 31, 2008_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
46605

168 CENTRE STREET
(No. and Street)

DANVERS	MA	01923
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY MARSOLAIS   1-800-377-7965 Ext 129
                                                       (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:
        XX Certified Public Accountant
            Public Accountant
            Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Barry Marsolais</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Essex Securities, LLC</u>, as of <u>December 31, 2008</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

THERESA A. MURRAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 10, 2010

√ _____
Signature

√ _____
Title

Notary Public

This report** contains (check all applicable boxes):
X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
   (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
   (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Partners
Essex Securities, LLC
Danvers, Massachusetts

In planning and performing my audit of the financial statements of Essex Securities, LLC, for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 27, 2009

Essex Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2008

Contents

Index
*****
***
*

                                        Page

SUPPLEMENTARY INFORMATION:



Harvey E. Karll CPA, P.C.

---

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Partners
Essex Securities,LLC
Danvers, Massachusetts

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Essex Securities, LLC, as of December 31, 2008, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Essex Securities, LLC as of December 31, 2008 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA P.C.

Harvey E. Karll CPA, P.C.
January 27, 2009

Essex Securities LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and Cash Equivalents	$ 309,128
CRD Daily	2,312
Prepaid Expenses	2,576
Accounts Receivable-Reps	15,179
Commissions Receivable	7,598
Due from Clearing Organization	741
Equipment and organization, at cost, less Accumulated depreciation and amortization of $27,152	7,942
Other Assets	279
	$ 345,755

Liabilities and Members Equity

Liabilities:	
Commissions Payable	$ 4,454
Accounts Payable	54,520
Accrued Expenses	8,699
	67,673
Members Equity:	
Members Capital	278,082
	$ 345,755

Essex Securities, LLC
Statement of Income
For The Year Ended December 31, 2008

Revenues
Commissions Income	$415,849
Management Fees	35,040
Reps Fee Income	75,813
Interest and dividends	658
	527,360

Expenses:
Commissions	309,923
Communications and data processing	5,860
Occupancy	11,469
Regulatory fees and expense	60,194
Other expenses	229,367
	616,813
Net Loss	($ 89,453)

Essex Securities LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2008

	Members Capital
Balance at beginning of year	$ 367,535
Net Loss	(89,453)
Balance at end of year	$ 278,082

Essex Securities, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2008

Year To Date

Cash Provided from Operations
  Net Income (Loss)   ($ 89,453)
  Adjustments
    Add:
    Depreciation   2,987
    Prepaid Fidelity Bond   156
    Commissions Receivable   1,772
    Accounts Payable   51,644
    Less:
    Accounts Receivable-Reps   (1,274)
    Prepaid Rent   (800)
    CRD DAILY   (788)
    Pershing Commision Rec   (741)
    Due from GlobalInvstAdv.   (279)
    Commissions Payable   (6,715)
    Pershing Payable   (73)
    Accrued Expenses   (5,334)
                                                  _____

      Cash from Operations   (48,898)

Cash Flows - Invested
                                                  _____

      Investing Cash Flows   0

Cash Flows - Financing
                                                  _____

      Financing Cash Flows   0
                                                                 _____

    Cash Increase (Decrease)   (48,898)

 Cash - Beginning of Year
   Cash-Main Checking   321,026
   Cash-Money Market   37,000
   CRD-Daily Account   0
                                                  _____

    Total Beginning of Year   358,026
                                                                 _____

    Cash on Statement Date $ 309,128
                                                                 ==========

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Essex Securities, LLC, is a broker/dealer that operates on a fully disclosed basis. Related commission revenue and expenses are recorded on a settlement date basis. All customers transactions are cleared through Perishing LLC on a fully disclosed basis. The company has several representatives who sell mutual funds, annuities and managed money programs.

Depreciation

The fixed assets of the company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expenses as incurred. The estimated lives of the Company's assets are as follows:

    Computers   5 years
    Furniture & Fixtures   7 years

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2008

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2008 the company had approximately $21,470 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities ND Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $237,196 at December 31, 2008, which exceeds required net capital of $5,000 by $232,196. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 0.29 to 1.

3. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents, commissions receivable, accounts payable and commissions payable. The recorded values of the cash and cash equivalents, commissions receivable, accounts payable and commissions payable approximate their fair values based on their short-term nature.

6. LEASES

The Company rents office space on a tenant at will basis for $800 per month. Rent expense for 2008 was $9,600.

SUPPLEMENTARY INFORMATION

Essex Securities, LLC
Computation of Net Capital
December 31, 2008

Schedule I

Total Worth		$ 278,082
Less: Non-Allowable Assets	35,886	
Fidelity Bond Deductible	5,000	
		40,886
Net Capital		237,196
Less: Capital Requirement		5,000
Excess Capital		$ 232,196
Aggregate Indebtedness		$ 67,673
Ratio of Aggregate Indebtedness To Net Capital		0.29 to 1

There is no material difference between the unaudited net capital at December 31, 2008 as reported Part II Focus Report and the audited net capital at December 31, 2008.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Essex Securities, LLC as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only)   _____ 4550

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained   _____ 4560

C. (k)   __X__ 4570

(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574	Pershing LLC	A11 [4335B]
[4335A]	[4335A2]	
8-		[4335D]
[4335C]	[4335C2]	
8-		[4335F]
[4335E]	[4335E2]	
8-		[4335H]
[4335G]	[4335G2]	
8-		[4335I]
[4335I]	[4335I2]	

D. (k) (3) Exempted by order of the Commission   _____ 4580